Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions except ratio)

Nine Months Ended
September 30, 2009
Earnings:
Income from continuing operations before income tax expense, equity loss of affiliates and noncontrolling interests in subsidiaries (1)	$1,750
Adjustments:
Fixed charges added to earnings	74
Dividends from equity affiliates	2
Amortization of capitalized interest	15

$1,841

Fixed Charges:
Net interest expense (2)	65
Portion of rental expense representative of interest	9

Fixed charges added to earnings	74
Capitalized interest	86

$160

Ratio of earnings to fixed charges	11.5

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.